8 November, 2007


Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549



RE: TRINITY BIOTECH PLC
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
FILED MAY 8, 2007
FILE NO. 000-22320

Dear Mr. Rosenberg,

Following a telephone discussion with Ms. Kei Ino, Staff Accountant with the SEC on October 19, 2007, please find some additional information to that which was provided in our letter dated September 28, 2007, which was a response to your letter dated August 24, 2007.

Original Query

ITEM 18 FINANCIAL STATEMENTS, PAGE 54
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES G) INTANGIBLES, INCLUDING RESEARCH AND DEVELOPMENT (OTHER THAN GOODWILL)

RESEARCH AND DEVELOPMENT, PAGE 63

1. PLEASE PROVIDE US A LIST OF THE ACTIVITIES (COMPLETED AND NOT COMPLETED) AND THEIR CAPITALIZED AMOUNTS THAT COMPRISE THE $18,240,000 OF "DEVELOPMENT COSTS" AT DECEMBER 31, 2006 AS INDICATED IN NOTE 11. FOR EACH ACTIVITY (COMPLETED AND NOT COMPLETED TELL US THE DATE CAPITALIZED, THE NATURE OF THE ACTIVITY AND ADDRESS HOW YOU MET EACH OF THE CRITERIA IN PARAGRAPH 57 OF IAS 38. FOR ACTIVITIES NOT COMPLETED AT DECEMBER 31, 2006, ALSO TELL US THE NATURE AND DOLLAR AMOUNT AND TIMING OF EFFORTS REMAINING TO BE COMPLETED.

ADDITIONAL INFORMATION FROM TRINITY BIOTECH PLC:

The Company provides the following supplemental information to that which was included in its 2006 Form 20-F:
"Included within development costs are costs of US$11,282,000 which were not amortised in 2006 (2005: US$6,280,000). These development costs are not being amortised as the projects to which the costs related were not fully complete at December 31, 2006 or at December 31, 2005. As at December 31, 2006 these


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projects are expected to be completed during the period from January 1, 2007 to
December 31, 2009 at an expected approximate cost of a further US$9 million."

Subject to your satisfaction with this response it is our intention that all future filings of the Form 20-F will include similar information, commencing with the Company's Form 20-F for the fiscal year ended December 31, 2007, as follows:

"Included within development costs are costs of US$XX,XXX,000 which were not amortised in 2007 (2006: US$11,282,000). These development costs are not being amortised as the projects to which the costs related were not fully complete at December 31, 2007 or at December 31, 2006. As at December 31, 2007 these projects are expected to be completed during the period from January 1, 2008 to December 31, 20XX at an expected approximate cost of a further US$X million."

26. BUSINESS COMBINATIONS

2006 ACQUISITIONS, PAGE 96

2. TO ASSIST US IN EVALUATING, FOR US GAAP PURPOSES, YOUR ACCOUNTING FOR THE HAEMOSTASIS PRODUCT LINE ACQUIRED FROM BIOMERIEUX AS A BUSINESS COMBINATION UNDER SFAS141 RATHER THAN AS AN ASSET ACQUISITION, PLEASE PROVIDE US AN ANALYSIS UNDER PARAGRAPH SIX OF EITF 98-3 TO DEMONSTRATE HOW THE HAEMOSTASIS PRODUCT LINE CONSTITUTES A BUSINESS. YOUR ANALYSIS SHOULD INCLUDE A LIST OF INPUTS, PROCESSES AND OUTPUTS THAT WERE TRANSFERRED IN ORDER TO CONTINUE NORMAL OPERATIONS AND SUSTAIN A REVENUE STREAM. IF ANY ELEMENT OF INPUTS, PROCESSES AND OUTPUTS AS LISTED UNDER EITF 98-3 IS MISSING PROVIDE US A DISCUSSION AS TO HOW THE MISSING ELEMENT IS NOT REQUIRED IN CONTINUING NORMAL OPERATIONS.

ADDITIONAL INFORMATION FROM TRINITY BIOTECH PLC:

As part of the accounting for the acquisition of the haemostasis product line of bioMerieux, the Company identified Developed Technology and Customer Relationships as acquired intangible assets on the following basis:

     o Developed Technology - this included the know-how necessary to manufacture the products.

     o Customer Relationships - as part of the acquisition, the Company received details of the customers of the acquired bioMerieux products and a number of years of historic sales data. In addition, bioMerieux's beneficial interest in its haemostasis sales contracts were transferred to the Company.

The Company did not value a trade name as part of the valuation process as it did not acquire the rights to use the bioMerieux name (the Company only acquired a small portion of the overall bioMerieux business with the remainder remaining with bioMerieux) and none of the individual product names were deemed to have a significant value in their own right. As has been mentioned above the key intangible assets acquired concerned the developed technology itself and the customer relationships rather than any particular profile associated with any brand or product name in the market place.

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The goodwill of US$21,002,000 arising on the transaction to acquire the haemostasis product line from bioMerieux is attributable to future synergies that will accrue to Trinity Biotech plc. These synergies arise due to the increased scale that this acquisition brings to Trinity Biotech's already established haemostasis business which includes both the manufacture and sale of haemostasis diagnostic products. These synergies consist of two principal categories as follows:

     o    Production synergies; and
     o    Selling synergies.

Production synergies

Prior to the acquisition of the bioMerieux range of products, Trinity Biotech was already manufacturing its own range of haemostasis products. The vast majority of these products were being manufactured in the Company's production facility in Bray Ireland. By transferring the production of the bioMerieux products to this facility, in conjunction with the rationalisation of the combined haemostasis product line, economies of scale and inherent operating efficiencies were envisaged. Specifically this was to be achieved by culling products where there was an overlap between the Company's existing products and the newly acquired products. This would enable the Company to manufacture larger batches of the products which were to remain. The nature of the haemostasis business is that very little incremental labour is required when moving from an existing batch size to a larger one. Similarly there are non-labour cost efficiencies associated with moving to larger batch sizes.

At the time of acquisition it was anticipated that an additional 30 manufacturing and support employees would be required in the Company's Bray plant to manufacture the combined product ranges. This compares to the approximately 65 employees that would be required to run a stand alone manufacturing operation. The latter is based on the number of employees that were employed at the bioMerieux facility in North Carolina. Thus, the Company has an effective saving of 35 heads. Over a five year period, which is considered a reasonable period to value such synergies it has been estimated that the discounted value of these synergies is in excess of US$10 million. This is based on the cost of the saved heads (including salaries, benefits etc.) plus a reasonable level of overhead.

Selling Synergies

At the time of acquisition the Company had direct sales forces in the USA, UK and Germany. These countries represent three of the largest diagnostic markets in the world, accounting for approximately 60% of the worldwide market. It was identified at the time of acquisition that the addition of the bioMerieux products would not require the addition of significant sales resources to the Company.

At the time of acquisition it was anticipated that an additional 44 sales, instrument servicing and support employees would be required in the Company's direct selling forces in order to promote and sell the newly combined range of products. This compares to the approximately 116 employees that has been estimated would be required to run stand alone selling functions in these markets. Thus, the Company has an effective saving of 72 heads. Over a five year period, which is considered a reasonable period to value such synergies, it has been estimated that the discounted

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value of these selling related synergies is in excess of US$15 million. This is based on the cost of the saved heads (including salaries, benefits etc.) plus a reasonable level of non-salary costs, such as travel and office expenses.

In summary, the value of the future synergies identified due to the acquisition of the bioMerieux haemostasis product line were in excess of $25 million (production synergies in excess of US$10 million and sales related synergies in excess of US$15 million) which compares to identified goodwill of US$21,002,000.

The existence of both manufacturing and selling synergies at the time of the acquisition ensured that the bioMerieux haemostasis product line had a value in excess of the fixed, net current and identified intangible assets. Consequentially, the Company was in a position to pay a significant premium above the value of the assets identified. It can be argued that companies without an existing haemostasis business would not be in a position to pay such a premium as the synergies identified above would not accrue to such an acquirer.

As part of its response to request for further information Trinity Biotech plc acknowledges the following:

     o Trinity Biotech plc is responsible for the adequacy and accuracy of the disclosure in this filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Trinity Biotech plc may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any queries please contact me or my colleague Kevin Tansley at +353 1 2769800.

YOURS SINCERELY


/s/Rory Nealon
RORY NEALON
CHIEF FINANCIAL OFFICER
TRINITY BIOTECH PLC.


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